UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Oragenics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

684023-10 4

(CUSIP Number)

Mark A. Catchur

Shumaker, Loop & Kendrick LLP

101 E. Kennedy Blvd. Suite 2800

Tampa, FL 33602

(813) 229-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Koski Family Limited Partnership 75-2707549
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 51,000,000 (See Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 51,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000,000 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,000,000 shares issuable upon the exercise of warrants exercisable within 60 days of June 29, 2009.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christine L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 100,000 (See Item 5)
8. Shared Voting Power 51,000,000
9. Sole Dispositive Power 100,000 (See Item 5)
10. Shared Dispositive Power 51,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,100,000 (2) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%
14.	Type of Reporting Person (See Instructions) IN

(2)	Includes: (a) 1,000,000 shares issuable upon the exercise of warrants exercisable within 60 days of June 29, 2009 and (b) 100,000 shares issuable upon exercise of options exercisable within 60 days of June 29, 2009.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 100,000 (See Item 5)
8. Shared Voting Power 51,000,000
9. Sole Dispositive Power 100,000 (See Item 5)
10. Shared Dispositive Power 51,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,100,000 (3) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%
14.	Type of Reporting Person (See Instructions) IN

(3)	Includes: (a) 1,000,000 shares issuable upon the exercise of warrants exercisable within 60 days of June 29, 2009 and (b) 100,000 shares issuable upon exercise of options exercisable within 60 days of June 29, 2009.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Beverly L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 51,000,000 (See Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 51,000,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000,000 (4) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%
14.	Type of Reporting Person (See Instructions) IN

(4)	Includes 1,000,000 shares issuable upon the exercise of warrants exercisable within 60 days of June 29, 2009.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 51,000,000 (See Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 51,000,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000,000 (5) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%
14.	Type of Reporting Person (See Instructions) IN

(5)	Includes 1,000,000 shares issuable upon the exercise of warrants exercisable within 60 days of June 29, 2009.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Oragenics, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13700 Progress Boulevard, Alachua, Florida, 32615.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1)	Koski Family Limited Partnership (“KFLP”), a Texas partnership.

(2)	Christine L. Koski, the managing general partner of KFLP and Chairman of the Board of Directors of the Issuer.

(3)	Robert C. Koski, a general partner of KFLP and a Director of the Issuer.

(4)	Beverly L. Koski, a general partner of KFLP.

(5)	Thomas L. Koski, a general partner of KFLP.

KFLP is a Texas -based private family partnership principally engaged in the business of investing and managing private equity investments.

The business address for KFLP is 3525 Turtle Creek Boulevard, Unit 19-B, Dallas, Texas 75219.

Each of the individuals set forth in clauses (2) through (5) are United States citizens. The business address for each is c/o Koski Family Limited Partnership, 3525 Turtle Creek Boulevard, Unit 19-B, Dallas, Texas 75219.

KFLP and the individuals listed in clauses (2) through (5) above (collectively, the “Reporting Persons”) may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group.” The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1 and incorporated herein by reference. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. This report on Schedule 13D constitutes the original report of the Reporting Group.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 29, 2009, the board of directors of the Issuer approved, and the Issuer and the Koski Family Limited Partnership (“KFLP”) entered into, and consummated a private placement of equity and debt financing pursuant to, a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an accredited investor. Pursuant to the terms of the Securities Purchase Agreement the Company issued 50,000,000 shares of its Common Stock to the KFLP in exchange for $4,000,000, the payment of which consisted of the following: $1,500,000 in cash at closing and $2,500,000 pursuant to a non-interest bearing promissory note providing for five consecutive monthly installment payments of $500,000 commencing July 31, 2009 and the KFLP provided a secured loan of $1,000,000 to the Company. The loan is secured by substantially all of the Company’s assets (excluding receivables) and bears interest at the rate of Prime plus 4.0% which is payable quarterly. The principal of the loan is due in five years. The Company also issued a warrant to the KFLP to acquire 1,000,000 shares of Company common stock at an exercise price of $0.10 per share. The warrant expires in five years and is immediately exercisable. The consideration provided by the KFLP was from personal funds of the KFLP. The transaction was consummated pursuant to, and in reliance upon, an exemption from registration set forth under Section 4(2) of the Securities Act of 1933 as amended, as this transaction did not involve a public offering.

As a result of the transaction the board of directors believes there was a change of control of the Company with the KFLP acquiring a controlling interest of approximately 56.6% (based on the Company’s outstanding shares prior to the transaction) of the outstanding voting common stock. Two Koski family members, Robert Koski and Christine L. Koski were appointed to the Company’s Board of Directors. In addition, following the transaction, the KFLP also has the ability to consent to the selection and appointment of two outside directors.

The KFLP was also granted registration rights in connection with any offerings by the Company of its shares. Such registration rights require the Company to include a certain amount of the KFLP shares in a Company offering determined based upon 15% of the shares to be publicly offered.

In connection with, and as a condition to, the Securities Purchase Agreement, George Hawes (the Company’s largest shareholder prior to this transaction) and the other persons purchasing securities of the Company under an agreement dated June 12, 2008 (the “Hawes Agreement”), entered into further agreements with the Company whereby they waived and relinquished any special rights they possessed pursuant to agreements with the Company, including, but not limited to, (i) rights of first refusal (ii) antidilution regarding future equity sales and (iii) covenants regarding secured lending. In connection with such waivers and releases, warrants to acquire 3,220,000 shares of Company common stock at an exercise price of $1.30 per share previously issued under the Hawes Agreement were exchanged for new warrants to acquire the same number of shares upon the same terms except for a change in the exercise price from $1.30 to $0.75.

As a further condition to the consummation of the transaction contemplated by the Securities Purchase Agreement, the Company was required to obtain satisfactory arrangements with three main creditors for reductions in the amounts payable by the Company to such creditors. The agreed upon reductions in accounts payable with such creditors amounted to approximately $708,000 in aggregate and the reductions were conditioned upon prompt payment of the remaining balances owed to such creditors after taking into account the reductions agreed to by such creditors.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text thereof, copies of which are incorporated herein by reference to Exhibits 10.1, 10.2 and 10.3 in Form 8-K filed on July 6, 2009.

Item 4.	Purpose of Transaction

The information in Item 3 of this Schedule 13D is incorporated by reference.

The purpose of the Purchase was for the KFLP to make a significant investment in the Issuer. Effective upon the closing of the transaction contemplated by the Securities Purchase Agreement directors Richard Welch, Derek Hennecke and Kevin Sills resigned from the Company’s Board of Directors and Acting President and Chief Executive Officer David Hirsch, as well as Christine Koski and Robert C. Koski were appointed to fill the vacancies on the Board of Directors created by the aforementioned resignations. Ms. Koski was elected as Chairman to succeed Mr. Welch. Following the closing of the transaction, David Hirsch became the Company’s President and Chief Executive Officer, and the Controller Brian Bohunicky was appointed the Chief Financial Officer.

As a result of the Securities Purchase Agreement, the Issuer will have utilized substantially all of its available authorized common stock under its articles of incorporation. Accordingly, it is likely that the Issuer will need to seek approval from its shareholders for the authorization of additional capital stock.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

As of June 29, 2009, the Reporting Persons beneficially own an aggregate of 51,200,000 shares of Common Stock (including 1,000,000 shares issuable upon the exercise of Warrants and 200,000 shares issuable upon the exercise of Options, each exercisable within 60 days of June 29, 2009), or approximately 55.8% of the Common Stock then outstanding.

By virtue of their potential status as a “group” for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) and (b)

(1)	The Koski Family Limited Partnership (“KFLP”) beneficially owns of the 51,000,000 shares of Common Stock (including 1,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the formation of the “group”), constituting approximately 55.8% of the Common Stock of the Issuer outstanding as of June 29, 2009. The KFLP may be deemed to have shared voting power and investment power with respect to all shares of Common Stock referred to above.

(2)	Christine L. Koski as the general partner of the KFLP, may be deemed to be beneficial owner of the 51,000,000 shares of Common Stock (including 1,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the formation of the “group”) beneficially owned by the KFLP, constituting approximately 55.8% of the Common Stock of the Issuer outstanding as of June 29, 2009. Ms. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Ms. Koski beneficially owns 100,000 shares of common stock issuable upon the exercise of Options exercisable within 60 days of the formation of the “group”), constituting less than one percent of the Common Stock of the Issuer outstanding as of June 29, 2009. Ms. Koski has sole voting and investment power with respect to these shares.

(3)	Robert C. Koski as the general partner of the KFLP, may be deemed to be beneficial owner of the 51,000,000 shares of Common Stock (including 1,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the formation of the “group”) beneficially owned by the KFLP, constituting approximately 55.8% of the Common Stock of the Issuer outstanding as of June 29, 2009. Mr. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Mr. Koski beneficially owns 100,000 shares of common stock issuable upon the exercise of Options exercisable within 60 days of the formation of the “group”), constituting less than one percent of the Common Stock of the Issuer outstanding as of June 29, 2009. Mr. Koski has sole voting and investment power with respect to these shares.

(4)	Beverly L. Koski as the general partner of the KFLP, may be deemed to be beneficial owner of the 51,000,000 shares of Common Stock (including 1,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the formation of the “group”) beneficially owned by the KFLP, constituting approximately 55.8% of the Common Stock of the Issuer outstanding as of June 29, 2009. Ms. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above.

(5)	Thomas L. Koski as the general partner of the KFLP, may be deemed to be beneficial owner of the 51,000,000 shares of Common Stock (including 1,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the formation of the “group”) beneficially owned by the KFLP, constituting approximately 55.8% of the Common Stock of the Issuer outstanding as of June 29, 2009. Mr. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above.

(c) To the best knowledge of the Reporting Persons, except for the transactions described in this statement, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 is hereby incorporated by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 10.1*	Securities Purchase Agreement dated June 29, 2009 by and between the Company and the Koski Family Limited Partnership (including the Form of the Promissory Note and Form of the Warrant).

Exhibit 10.2*	Secured Promissory Note.

Exhibit 10.3*	Security Agreement.

Exhibit 99.1	Power of Attorney of the KFLP dated July 1, 2009.

Exhibit 99.2	Power of Attorney of Christine L. Koski dated July 1, 2009.

Exhibit 99.3	Power of Attorney of Robert C. Koski dated July 2, 2009.

Exhibit 99.4	Power of Attorney of Thomas L. Koski dated July 2, 2009.

Exhibit 99.5	Power of Attorney of Beverly L. Koski dated July 2, 2009.

Exhibit 99.6	Joint Filing Agreement, dated July 8, 2009, by and among the Reporting Persons.

*	Filed as Exhibits to the Form 8-K filed by Oragenics, Inc. on July 6, 2009 and incorporated herein by reference.

Exhibit 99.1

LIMITED POWER OF ATTORNEY FOR SECTION 13 AND SECTION 16 FILINGS

The undersigned, Koski Family Limited Partnership, a limited partnership, (the “Grantor”) does hereby make, constitute and appoint Gregory C. Yadley, Edward J. Richardson and Mark A. Catchur, and each of them acting individually, its true and lawful attorneys for the purposes hereinafter set forth, effective as of this 1st day of July, 2009.

References in this limited power of attorney to “the Attorney” are to each of the persons named above and to the person or persons substituted hereunder pursuant to the power of substitution granted herein.

The Grantor hereby grants to the Attorney, for the Grantor and in its name, place and stead, the power:

1.	To execute for and on the Grantor’s behalf, in its capacity as a stockholder of ORAGENICS, INC., a Florida corporation (the “Company”), Schedule 13D and Schedule 13G, and all and any amendments thereto, in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”);

2.	To execute for and on the Grantor’s behalf, in its capacity as an officer, director or stockholder of the Company, Form 3, Form 4, and Form 5, and all and any amendments thereto, in accordance with Section 16(a) of the Exchange Act;

3.	To prepare, execute in the Grantor’s name and on the Grantor’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes, passwords, and passphrases enabling the undersigned to make electronic filings with the SEC of reports required by Section 13 and 16(a) of the Exchange Act or any rule or regulation of the SEC;

4.	To do and to perform any and all acts for and on its behalf that may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, Form 4, and Form 5 or any amendment thereto, and to timely file such schedule, form or amendment thereto with the SEC and any stock exchange or similar authority; and

5.	To take any other action of any type whatsoever that, in the opinion of the Attorney, may be necessary or desirable in connection with the foregoing grant of authority, it being understood that the documents executed by the Attorney pursuant to this limited power of attorney shall be in such form and shall contain such terms and conditions as the Attorney may approve.

The Grantor hereby grants to the Attorney full power and authority to do and to perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Grantor might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney shall lawfully do or cause to be done by virtue of this limited power of attorney and the rights and powers herein granted. The Grantor acknowledges and agrees that neither the Attorney nor the Company is assuming any of the Grantor’s responsibilities to comply with the Exchange Act.

This limited power of attorney shall remain in full force and effect until the Grantor is no longer required to file any of Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 with respect to its holdings of, and transactions in, securities of the Company, unless earlier revoked by the Grantor in a signed writing delivered to each of the Attorneys and any substitutes therefor, if any. This limited power of attorney may be filed with the SEC as a confirming statement of the authority granted herein.

IN WITNESS WHEREOF, the Grantor has hereunto set its hand to this instrument on the date first above written.

/s/ Christine L. Koski
Name:	Koski Family Limited Partnership
By:	Christine L. Koski
Its:	General Managing Partner

Exhibit 99.2

LIMITED POWER OF ATTORNEY FOR SECTION 13 AND SECTION 16 FILINGS

The undersigned, Christine L. Koski, an individual, (the “Grantor”) does hereby make, constitute and appoint Gregory C. Yadley, Edward J. Richardson and Mark A. Catchur, and each of them acting individually, her true and lawful attorneys for the purposes hereinafter set forth, effective as of this 1st day of July, 2009.

References in this limited power of attorney to “the Attorney” are to each of the persons named above and to the person or persons substituted hereunder pursuant to the power of substitution granted herein.

The Grantor hereby grants to the Attorney, for the Grantor and in her name, place and stead, the power:

1.	To execute for and on the Grantor’s behalf, in her capacity as a stockholder of ORAGENICS, INC., a Florida corporation (the “Company”), Schedule 13D and Schedule 13G, and all and any amendments thereto, in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”);

2.	To execute for and on the Grantor’s behalf, in her capacity as an officer, director or stockholder of the Company, Form 3, Form 4, and Form 5, and all and any amendments thereto, in accordance with Section 16(a) of the Exchange Act;

3.	To prepare, execute in the Grantor’s name and on the Grantor’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes, passwords, and passphrases enabling the undersigned to make electronic filings with the SEC of reports required by Section 13 and 16(a) of the Exchange Act or any rule or regulation of the SEC;

4.	To do and to perform any and all acts for and on my behalf that may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, Form 4, and Form 5 or any amendment thereto, and to timely file such schedule, form or amendment thereto with the SEC and any stock exchange or similar authority; and

5.	To take any other action of any type whatsoever that, in the opinion of the Attorney, may be necessary or desirable in connection with the foregoing grant of authority, it being understood that the documents executed by the Attorney pursuant to this limited power of attorney shall be in such form and shall contain such terms and conditions as the Attorney may approve.

The Grantor hereby grants to the Attorney full power and authority to do and to perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Grantor might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney shall lawfully do or cause to be done by virtue of this limited power of attorney and the rights and powers herein granted. The Grantor acknowledges and agrees that neither the Attorney nor the Company is assuming any of the Grantor’s responsibilities to comply with the Exchange Act.

This limited power of attorney shall remain in full force and effect until the Grantor is no longer required to file any of Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 with respect to her holdings of, and transactions in, securities of the Company, unless earlier revoked by the Grantor in a signed writing delivered to each of the Attorneys and any substitutes therefor, if any. This limited power of attorney may be filed with the SEC as a confirming statement of the authority granted herein.

IN WITNESS WHEREOF, the Grantor has hereunto set her hand to this instrument on the date first above written.

/s/ Christine L. Koski
Name:	Christine L. Koski

Exhibit 99.3

LIMITED POWER OF ATTORNEY FOR SECTION 13 AND SECTION 16 FILINGS

The undersigned, Robert C. Koski, an individual, (the “Grantor”) does hereby make, constitute and appoint Gregory C. Yadley, Edward J. Richardson and Mark A. Catchur, and each of them acting individually, his true and lawful attorneys for the purposes hereinafter set forth, effective as of this 2nd day of July, 2009.

References in this limited power of attorney to “the Attorney” are to each of the persons named above and to the person or persons substituted hereunder pursuant to the power of substitution granted herein.

The Grantor hereby grants to the Attorney, for the Grantor and in his name, place and stead, the power:

1.	To execute for and on the Grantor’s behalf, in his capacity as a stockholder of ORAGENICS, INC., a Florida corporation (the “Company”), Schedule 13D and Schedule 13G, and all and any amendments thereto, in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”);

2.	To execute for and on the Grantor’s behalf, in his capacity as an officer, director or stockholder of the Company, Form 3, Form 4, and Form 5, and all and any amendments thereto, in accordance with Section 16(a) of the Exchange Act;

3.	To prepare, execute in the Grantor’s name and on the Grantor’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes, passwords, and passphrases enabling the undersigned to make electronic filings with the SEC of reports required by Section 13 and 16(a) of the Exchange Act or any rule or regulation of the SEC;

4.	To do and to perform any and all acts for and on my behalf that may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, Form 4, and Form 5 or any amendment thereto, and to timely file such schedule, form or amendment thereto with the SEC and any stock exchange or similar authority; and

5.	To take any other action of any type whatsoever that, in the opinion of the Attorney, may be necessary or desirable in connection with the foregoing grant of authority, it being understood that the documents executed by the Attorney pursuant to this limited power of attorney shall be in such form and shall contain such terms and conditions as the Attorney may approve.

The Grantor hereby grants to the Attorney full power and authority to do and to perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Grantor might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney shall lawfully do or cause to be done by virtue of this limited power of attorney and the rights and powers herein granted. The Grantor acknowledges and agrees that neither the Attorney nor the Company is assuming any of the Grantor’s responsibilities to comply with the Exchange Act.

This limited power of attorney shall remain in full force and effect until the Grantor is no longer required to file any of Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 with respect to his holdings of, and transactions in, securities of the Company, unless earlier revoked by the Grantor in a signed writing delivered to each of the Attorneys and any substitutes therefor, if any. This limited power of attorney may be filed with the SEC as a confirming statement of the authority granted herein.

IN WITNESS WHEREOF, the Grantor has hereunto set his hand to this instrument on the date first above written.

/s/ Robert C. Koski
Name:	Robert C. Koski

Exhibit 99.4

LIMITED POWER OF ATTORNEY FOR SECTION 13 AND SECTION 16 FILINGS

The undersigned, Thomas L. Koski, an individual, (the “Grantor”) does hereby make, constitute and appoint Gregory C. Yadley, Edward J. Richardson and Mark A. Catchur, and each of them acting individually, his true and lawful attorneys for the purposes hereinafter set forth, effective as of this 2nd day of July, 2009.

References in this limited power of attorney to “the Attorney” are to each of the persons named above and to the person or persons substituted hereunder pursuant to the power of substitution granted herein.

The Grantor hereby grants to the Attorney, for the Grantor and in his name, place and stead, the power:

1.	To execute for and on the Grantor’s behalf, in his capacity as a stockholder of ORAGENICS, INC., a Florida corporation (the “Company”), Schedule 13D and Schedule 13G, and all and any amendments thereto, in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”);

2.	To execute for and on the Grantor’s behalf, in his capacity as an officer, director or stockholder of the Company, Form 3, Form 4, and Form 5, and all and any amendments thereto, in accordance with Section 16(a) of the Exchange Act;

3.	To prepare, execute in the Grantor’s name and on the Grantor’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes, passwords, and passphrases enabling the undersigned to make electronic filings with the SEC of reports required by Section 13 and 16(a) of the Exchange Act or any rule or regulation of the SEC;

4.	To do and to perform any and all acts for and on my behalf that may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, Form 4, and Form 5 or any amendment thereto, and to timely file such schedule, form or amendment thereto with the SEC and any stock exchange or similar authority; and

5.	To take any other action of any type whatsoever that, in the opinion of the Attorney, may be necessary or desirable in connection with the foregoing grant of authority, it being understood that the documents executed by the Attorney pursuant to this limited power of attorney shall be in such form and shall contain such terms and conditions as the Attorney may approve.

The Grantor hereby grants to the Attorney full power and authority to do and to perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Grantor might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney shall lawfully do or cause to be done by virtue of this limited power of attorney and the rights and powers herein granted. The Grantor acknowledges and agrees that neither the Attorney nor the Company is assuming any of the Grantor’s responsibilities to comply with the Exchange Act.

This limited power of attorney shall remain in full force and effect until the Grantor is no longer required to file any of Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 with respect to his holdings of, and transactions in, securities of the Company, unless earlier revoked by the Grantor in a signed writing delivered to each of the Attorneys and any substitutes therefor, if any. This limited power of attorney may be filed with the SEC as a confirming statement of the authority granted herein.

IN WITNESS WHEREOF, the Grantor has hereunto set his hand to this instrument on the date first above written.

/s/ Thomas L. Koski
Name:	Thomas L. Koski

Exhibit 99.5

LIMITED POWER OF ATTORNEY FOR SECTION 13 AND SECTION 16 FILINGS

The undersigned, Beverly. Koski, an individual, (the “Grantor”) does hereby make, constitute and appoint Gregory C. Yadley, Edward J. Richardson and Mark A. Catchur, and each of them acting individually, her true and lawful attorneys for the purposes hereinafter set forth, effective as of this 2nd day of July, 2009.

References in this limited power of attorney to “the Attorney” are to each of the persons named above and to the person or persons substituted hereunder pursuant to the power of substitution granted herein.

The Grantor hereby grants to the Attorney, for the Grantor and in her name, place and stead, the power:

1.	To execute for and on the Grantor’s behalf, in her capacity as a stockholder of ORAGENICS, INC., a Florida corporation (the “Company”), Schedule 13D and Schedule 13G, and all and any amendments thereto, in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”);

2.	To execute for and on the Grantor’s behalf, in her capacity as an officer, director or stockholder of the Company, Form 3, Form 4, and Form 5, and all and any amendments thereto, in accordance with Section 16(a) of the Exchange Act;

3.	To prepare, execute in the Grantor’s name and on the Grantor’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes, passwords, and passphrases enabling the undersigned to make electronic filings with the SEC of reports required by Section 13 and 16(a) of the Exchange Act or any rule or regulation of the SEC;

4.	To do and to perform any and all acts for and on my behalf that may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, Form 4, and Form 5 or any amendment thereto, and to timely file such schedule, form or amendment thereto with the SEC and any stock exchange or similar authority; and

5.	To take any other action of any type whatsoever that, in the opinion of the Attorney, may be necessary or desirable in connection with the foregoing grant of authority, it being understood that the documents executed by the Attorney pursuant to this limited power of attorney shall be in such form and shall contain such terms and conditions as the Attorney may approve.

The Grantor hereby grants to the Attorney full power and authority to do and to perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Grantor might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney shall lawfully do or cause to be done by virtue of this limited power of attorney and the rights and powers herein granted. The Grantor acknowledges and agrees that neither the Attorney nor the Company is assuming any of the Grantor’s responsibilities to comply with the Exchange Act.

This limited power of attorney shall remain in full force and effect until the Grantor is no longer required to file any of Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 with respect to her holdings of, and transactions in, securities of the Company, unless earlier revoked by the Grantor in a signed writing delivered to each of the Attorneys and any substitutes therefor, if any. This limited power of attorney may be filed with the SEC as a confirming statement of the authority granted herein.

IN WITNESS WHEREOF, the Grantor has hereunto set her hand to this instrument on the date first above written.

/s/ Beverly Koski
Name:	Beverly Koski

SIGNATURE

Index of Exhibits

Exhibit 10.1*	Securities Purchase Agreement dated June 29, 2009 by and between the Company and the Koski Family Limited Partnership (including the Form of the Promissory Note and Form of the Warrant).

Exhibit 10.2*	Secured Promissory Note.

Exhibit 10.3*	Security Agreement.

Exhibit 99.1	Power of Attorney KFLP dated July 1, 2009.

Exhibit 99.2	Power of Attorney of Christine L. Koski dated July 1, 2009.

Exhibit 99.3	Power of Attorney Robert C. Koski dated July 2, 2009.

Exhibit 99.4	Power of Attorney Thomas L. Koski dated July 2, 2009.

Exhibit 99.5	Power of Attorney Beverly Koski dated July 2, 2009.

Exhibit 99.6	Joint Filing Agreement, dated July 8, 2009, by and among the Reporting Persons.

*	Filed as Exhibits to the Form 8-K filed by Oragenics, Inc. on July 6, 2009 and incorporated herein by reference.

EXHIBIT 99.6

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined in the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Oragenics, Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

July 8, 2009

KOSKI FAMILY LIMITED PARTNERSHIP

By	/s/ Christine L. Koski*
Christine L. Koski
General Managing Member

/s/ Christine L. Koski*
Christine L. Koski

/s/ Robert C. Koski*
Robert C. Koski

/s/ Thomas L. Koski*
Thomas L. Koski

/s/ Beverly Koski*
Beverly Koski

*By:	/s/ Gregory C. Yadley
Gregory C. Yadley
Attorney-in-Fact for Koski Family Limited Partnership
Attorney-in-Fact for Christine L. Koski
Attorney-in-Fact for Robert C. Koski
Attorney-in-Fact for Thomas L. Koski
Attorney-in-Fact for Beverly Koski